Ladder Capital Securities LLC
Statement of Financial Condition
December 31, 2018

Ladder Capital Securities LLC
Statement of Financial Condition
Index
December 31, 2018



Report of Independent Registered Public Accounting Firm

To the Shareholder of
Ladder Capital Securities LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Ladder Capital Securities LLC (the "Company") as of December 31, 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 25, 2019

We have served as the Company's auditor since 2010.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Ladder Capital Securities LLC
(a limited liability company)
Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	3,765,336
Prepaid expenses and other assets		5,575
Total assets		**3,770,911**
Liabilities and Member's Capital		
Liabilities		
Accrued expenses		26,576
Due to affiliates, net		168,155
Total liabilities		**194,731**
Commitments and Contingencies (Note 6)		
Member's Capital		3,576,180
Total Member's Capital		**3,576,180**
Total Liabilities and Member's Capital	$	**3,770,911**

The accompanying notes are an integral part of these financial statements.

Ladder Capital Securities LLC
(a limited liability company)
Notes to Financial Statements
(confidential)

1.   ORGANIZATION AND NATURE OF BUSINESS

On August 13, 2009, Ladder Capital Securities LLC (the "Company") was organized as a Delaware limited liability company. The Company is owned 100% by Series TRS of Ladder Midco II LLC, whose ultimate parent is Ladder Capital Corp ("LCC"). The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA"). After receiving approval on July 21, 2010 to conduct business as a registered broker-dealer, the Company's primary business activity has been to act as co-manager on commercial real estate loan securitizations from time to time.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company is a disregarded entity for U.S. federal and state income tax purposes. Its parent, Series TRS of Ladder Midco II LLC, is treated as a partnership for U.S. federal income tax purposes, and is therefore generally not subject to income tax in any of the jurisdictions in which it operates, except for unincorporated business taxes in New York City. The Company and its parent are not subject to federal or state tax, and the tax effects of its operations accrue to the members of the parent. Accordingly, no provision for federal or state taxes has been provided therein.

For New York unincorporated business tax purposes, taxes are calculated on a separate return basis for the Company and are recorded in due from affiliate on the statement of financial condition. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. At December 31, 2018, the Company has no deferred tax assets or liabilities.

The Company recognizes and measures its unrecognized tax benefits in accordance with Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under this guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Any estimated interest and penalties associated with unrecognized tax benefits are accrued and recognized in income tax expense and the corresponding liability in income taxes payable of income taxes receivable, net in the Statement of Financial Condition. As of December 31, 2018, the Company had no unrecognized tax benefits recorded in the financial statements. The Company, as part of the consolidated group, may be subject to examination by the state tax authority for the years 2018, 2017, 2016, 2015, and 2014. As of December 31, 2018, there were no on-going examinations by tax authorities.

Cash

The Company maintains a cash account at a major financial institution. As of December 31, 2018, this cash amount is in excess of the Federal Deposit Insurance Corporation limit.

Recently Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606)* ("ASU 2014-09"), that outlined a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and superseded most then-current revenue recognition guidance, including industry-specific guidance. ASU 2014-09 is based on the principle that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to fulfill a contract. Entities have the option of using either a full retrospective or a modified retrospective approach for the adoption of the new standard. ASU 2014-09 was initially scheduled to become effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period; early adoption was not permitted. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers (Topic 606) — Deferral of the Effective Date* ("ASU 2015-14"), which deferred the effective date of ASU 2014-09 for one year and permitted early adoption as early as the original effective date of ASU 2014-09. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. In 2016, the FASB issued additional guidance to clarify the implementation guidance, ASU 2016-08, *Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)* ("ASU 2016-08"); ASU 2016-10, *Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing* ("ASU 2017-10"); ASU 2016-11, *Revenue Recognition (Topic 605) and Derivatives and Hedging (Topic 815): Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 Emerging Issues Task Force ("EITF") Meeting (SEC Update)* ("ASU 2016-11"), ASU 2016-12, *Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients* ("ASU 2016-12"); and ASU 2016-20, *Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers* ("ASU 2016-20"). In February 2017, the FASB issued ASU 2017-05, *Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20)* ("ASU 2017-05"). In September 2017, the FASB issued ASU 2017-13, *Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842): Amendments to SEC Paragraphs Pursuant to the Staff Announcement at the July 20, 2017 EITF Meeting and Rescission of Prior SEC Staff Announcements and Observer Comments (SEC Update)* ("ASU 2017-13"). In November 2017, the FASB issued ASU 2017-14, Income Statement—Reporting Comprehensive Income (Topic 220), Revenue Recognition (Topic 605), and Revenue from Contracts with Customers (Topic 606) (SEC Update) ("ASU 2017-14"). These amendments provide additional clarification and implementation guidance on the previously issued ASU 2014-09.

Under the full retrospective method, a company will apply the rules to contracts in all reporting periods presented, subject to certain allowable exceptions. Under the modified retrospective method, a company will apply the rules to all contracts existing as of January 1, 2018, recognizing in beginning retained earnings an adjustment for the cumulative effect of the change and providing additional disclosures comparing results to previous rules. The Company adopted the standard using the modified retrospective approach on January 1, 2018 and there was no cumulative effect adjustment recognized. The adoption of this ASU does not have a material impact on the Company's financial statements.

In August 2016, the FASB issued ASU 2016-15, *Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments* ("ASU 2016-15"). ASU 2016-15 provides cash flow statement classification guidance for certain transactions, including how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. ASU 2016-15 is effective for annual reporting periods beginning after December 15, 2017, including interim periods beginning after December 15, 2017. Early adoption is permitted in any interim or annual period. The Company adopted the standard on January 1, 2018. The adoption of this ASU does not have a material impact on the Company's financial statements.

In May 2018, FASB issued ASU No. 2018-06, *Codification Improvements to Topic 942, Depository and Lending—Income Taxes*, ("ASU 2018-06"). The amendments in ASU 2018-06 supersede the guidance within Subtopic 942-741 that has been rescinded by the Office of the Comptroller of the Currency and is no longer relevant. A cross-reference between Subtopic 740-30, Income Taxes—Other Considerations or Special Areas, and Subtopic 942-740 is being added to the remaining guidance in Subtopic 740-30 to improve the usefulness of the codification. The amendments in ASU 2018-06 are effective upon issuance, as no accounting requirements are affected. The amendments in ASU 2018-06 do not have a material impact on the Company's financial statements.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)* ("ASU 2016-02"), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either operating leases or financing leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sale-type leases, direct financing leases and operating leases. ASU 2016-02 supersedes the previous lease standard, *Leases (Topic 840)*. In July 2018, the FASB issued ASU 2018-10, *Codification Improvements to Topic 842 (Leases)* ("ASU 2018-10"), which provides narrow amendments to clarify how to apply certain aspects of the new leasing standard. In July 2018, the FASB also issued ASU 2018-11, Leases *(Topic 842): Targeted Improvements* ("ASU 2018-11"), which provides a new transition method at the adoption date through a cumulative-effect adjustment to the opening balance of retained earnings; prior periods will not require restatement. ASU 2018-11 also provides a new practical expedient for lessors adopting the new lease standard. Lessors have the option to aggregate nonlease components with the related lease component upon adoption of the new standard if the following conditions are met: (1) the timing and pattern of transfer for the nonlease component and the related lease component are the same and (2) the stand-alone lease component would be classified as an operating lease if accounted for separately. In December 2018, the FASB issued ASU 2018-20, Leases *(Topic 842)* ("ASU 2018-20"), which provides narrow amendments to clarify how to apply certain aspects of the new leasing standard. Each of the standards are effective for the Company on January 1, 2019, with early adoption permitted. The Company has evaluated the effect the adoption of ASU 2016-02, ASU 2018-10, ASU 2018-11 and ASU 2018-20 will have on the Company's financial position and/or results of operations. The Company currently believes that the adoption of ASU 2016-02 will impact leases where the Company is the lessee, primarily for the Company's operating sublease with LCF for its office space, the Company expects to record a lease liability and a right of use asset on its financial statements upon adoption. The lease liability and right-of-use asset are to be carried at the present value of remaining expected future lease payments.

In February 2018, the FASB issued ASU 2018-02, *Income Statement - Reporting Comprehensive Income (Topic 220),* ("ASU 2018-02"). This ASU allows an entity to elect to reclassify the stranded tax effects related to the Tax Cuts and Jobs Act of 2017 from accumulated other comprehensive income into retained earnings. This ASU will be effective January 1, 2019, and early adoption is permitted. The Company is does not expect the adoption of ASU 2018-02 to have a material impact on its financial statements and related disclosures.

In July 2018, the FASB issued ASU 2018-09, *Codification Improvements*, ("ASU 2018-09"). This standard does not prescribe any new accounting guidance, but instead makes minor improvements and clarifications of several different FASB Accounting Standards Codification areas based on comments and suggestions made by various stakeholders. Certain updates are applicable immediately while others provide for a transition period to adopt as part of the next fiscal year beginning after December 15, 2018. The Company is currently evaluating this guidance to determine the impact it may have on its financial statements.

In August 2018, the FASB issued ASU 2018-13, *Fair Value Measurement, (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement,* ("ASU 2018-13"). ASU 2018-13 eliminates, adds and modifies certain disclosure requirements for fair value measurements as part of its disclosure framework project. The standard is effective for all entities for financial statements issued for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The Company does not expect the adoption of ASU 2018-02 to have a material impact on its financial statements and related disclosures.

Any new accounting standards not disclosed above that have been issued or proposed by the FASB and that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption.

3.   **REGULATORY REQUIREMENTS**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $3,570,605, which was $3,470,605 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2018 was 0.05 to 1.

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(ii) as another broker dealer clears all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money or securities to customers.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques used to measure the Company's financial instruments are based primarily upon market quotations, broker quotations, counterparty quotations or pricing services quotations, which provide valuation estimates based upon reasonable market order indications or a good faith estimate thereof and are subject to significant variability based on market conditions, such as interest rates, credit spreads and market liquidity.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in active markets for identical instruments.

Level 2 - Valuations based principally on other observable market parameters, including

- Quoted prices in active markets for similar instruments,
- Quoted prices in less active or inactive markets for identical or similar instruments,
- Other observable inputs (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates), and
- Market corroborated inputs (derived principally from or corroborated by observable market data).

Level 3 - Valuations based significantly on unobservable inputs.

- Valuations based on third party indications (broker quotes, counterparty quotes or pricing services) which were, in turn, based significantly on unobservable inputs or were otherwise not supportable as Level 2 valuations.
- Valuations based on internal models with significant unobservable inputs

The Company has no financial instruments at December 31, 2018 which would require disclosure.

5. RELATED PARTY TRANSACTIONS

The Company has related party balances with affiliates and is involved in underwriting and other transactions with affiliates. Pursuant to certain agreements with Ladder Capital Finance LLC ("LCF"), the indirectly wholly-owned operating company subsidiary of Series TRS of Ladder Capital Financial Holdings LLLP, the Company earns transaction fee income in connection with co-managing asset backed securitization transactions to which LCF is a party. Additionally, pursuant to a management agreement, LCF provides the Company with facilities and administrative services as have been required in the normal conduct of the Company's business for the year-ended December 31, 2018. A portion of the salaries and other compensation of the employees who work directly on activities for the Company have been charged accordingly pursuant to the management agreement. In addition, the Company entered into an operating sublease with LCF for its office space. Refer to Note 6, Commitments and Contingencies for further details of this related party transaction.

Due to affiliates, net of $168,155 included in the statement of financial condition represents cumulative intercompany amounts including fee income receivable of current and prior years, net of expenses accrued by the Company, and payable to an affiliate. The only counterparty that the Company engaged with is LCF and, per the management agreement, a netting of the receivables and payables is permitted.

6.   COMMITMENTS AND CONTINGENCIES

FASB ASC 460, *Guarantees*, specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum potential amount of future payments that the Company could be required to make under these arrangements cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and accordingly has not recorded any contingent liability.

Lease

The Company entered into an operating sublease with LCF for its office space. The lease commenced on October 1, 2011 and expires on January 31, 2022. The sublease agreement was amended on January 3, 2017, increasing the Company monthly rental payments. Aggregate annual future minimum rental payments required under the sublease as of December 31, 2018 are as follows:

Period Ending December 31,		Amount
2019	$	124,362
2020		124,362
2021		124,362
2022		10,363
2023		—
Thereafter		—
Total	$	**383,449**

As of December 31, 2018, $9,836 of deferred occupancy costs is included in accrued expenses in the statement of financial condition.

7.   OFF BALANCE SHEET RISK, CONCENTRATION RISK AND REGULATORY RISK

The Company is required to be compliant with FINRA and SEC requirements on an ongoing basis and is subject to multiple operating and reporting requirements to which all broker-dealer entities are subject. If the Company fails to comply with regulatory requirements, it could be subject to loss of its licenses and registration and/or economic penalties.

8.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 25, 2019, the issuance date of the financial statements, and determined no additional disclosure is necessary.